Points International Ltd. to Report Fourth Quarter and Full Year 2015 Results on Wednesday, March 2, 2016

TORONTO, February 19, 2016 — Points (TSX:PTS) (Nasdaq:PCOM), a global leader in loyalty currency management, announced today that it will report financial results for the fourth quarter ended December 31, 2015, on Wednesday, March 2, 2016, after the close of market.

Points management will host a conference call to discuss the results at 4:30 p.m. Eastern Time the same day. To participate in the conference call, investors from the U.S. and Canada should dial (877) 407-0784 ten minutes prior to the scheduled start time. International callers should dial (201) 689-8560.

In addition, the call will be broadcast live over the Internet hosted at the Investor Relations section of the Company's website at www.points.com and will be archived online upon completion of the conference call. A telephonic replay of the conference call will also be available until 11:59 p.m. Eastern Time on Wednesday, March 16, 2016, by dialing (877) 870-5176 in the U.S. and Canada and (858) 384-5517 internationally and entering the passcode 13630078.

About Points

Points, publicly traded as Points International Ltd. (TSX:PTS) (Nasdaq:PCOM), is the global leader in loyalty currency management. Via a state-of-the-art loyalty commerce platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to enhance their consumer offerings and streamline their back-end operations.

Points' solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards, for more than 50 partners worldwide. Points also manages Points.com, where more than 4 million consumers use the only industry sanctioned loyalty wallet to not only track all of their loyalty programs but also trade, exchange and redeem their miles and points. In addition to these services, Points' unique SaaS products allow merchants and businesses to reward their customers with points and miles from the world's largest loyalty brands.

In 2014, Points acquired PointsHound, a hotel booking engine and loyalty currency aggregator built specifically for frequent travelers. PointsHound enables loyalty program members to earn loyalty points for staying in their favorite hotels and also to earn bonus rewards in the form of airline miles. Members of the free-to-use site have access to over 150,000 hotels worldwide, including boutique and non-chain properties.

Points has been widely recognized among the loyalty and technology communities alike. The Company was named the 7th largest Canadian software company and the 30th largest Canadian technology company by the 2015 Branham300 list. For more information on Points, please visit www.Points.com, follow us on Twitter (@PointsLoyalty) or read the Points company blog. For more information on PointsHound, please visit www.PointsHound.com.

CONTACT:

Points Investor Relations
Addo Communications
Laura Bainbridge
laurab@addocommunications.com
310-829-5400